REGISTRATION NO. 333-94203
                                                                    CIK# 910967

===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                        ----------------------

                           AMENDMENT NO. 1
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6

                        ----------------------

              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 91

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                     Ranson & Associates, Inc.
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.               c/o Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:  Units of Beneficial Interest

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date of the Registration Statement.

[X] Check box if it is proposed that this filing will become effective at 10:00 A.M. on January 13, 2000 pursuant to paragraph (b) of Rule 487.

===============================================================================
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    RANSON UNIT INVESTMENT TRUSTS, SERIES 91

          VALUE LINE #1 STRATEGY TRUST, SERIES 7 (JANUARY 2000 SERIES)


Value Line #1 Strategy Trust, Series 7 (January 2000 Series) seeks to increase the value of your investment. The Trust invests in a portfolio of the 100 stocks ranked #1 for Timeliness(TM) by The Value Line Investment Survey. Of course, we cannot guarantee that the Trust will achieve its objective.

                Units are not deposits or obligations of any bank
                  or government agency and are not guaranteed.

       You should read this prospectus and retain it for future reference.

                                January 13, 2000

             The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy of this prospectus.
               Any contrary representation is a criminal offense.

RANSON UNIT INVESTMENT TRUSTS, SERIES 91
ESSENTIAL INFORMATION
AS OF JANUARY 12, 2000*
SPONSOR, SUPERVISOR AND EVALUATOR:  RANSON & ASSOCIATES, INC.
TRUSTEE:                            THE BANK OF NEW YORK

Cusip (Cash)                                                                  753269307
Cusip (Reinvest)                                                              753269315
Number of Units (1)                                                              40,064
Fractional Undivided Interest Per Unit(1)                                      1/40,064
Public Offering Price:
  Aggregate Value of Securities in Portfolio (2)                             $  396,634
  Aggregate Value of Securities per Unit                                     $    9.900
  Plus total sales charge (3)                                                $     .290
  Less deferred sales charge per Unit                                        $    (.190)
Public Offering Price Per Unit (4)                                           $   10.000
Redemption Price Per Unit (5)                                                $    9.710
Excess of Public Offering Price Per Unit over Redemption Price Per Unit      $     .290

Minimum Value of Trust under which Trust Agreement
    may be Terminated                                   40% of aggregate value of Securities at deposit
Rollover Date                                           March 13, 2001
Mandatory Termination Date                              March 13, 2001
Evaluator's Annual Evaluation Fee                       Maximum of $.002 per Unit
Supervisor's Annual Supervisory Fee                     Maximum of $.003 per Unit
Trustee's Annual Fee                                    $.008 per Unit
Record and Computation Dates                            FIRST day of January, April, July and October
Distribution Dates                                      FIFTEENTH day of January, April, July and October
Evaluations for purposes of sale, purchase or redemption of Units are made as of
3:00 p.m. Central Time next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

* The business day prior to the Initial Date of Deposit
--------------------

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease accordingly from the amounts indicated above.

(2) Each Security is valued at the closing sale price on a national securities exchange or the Nasdaq National Market. Unitholders will bear all or a portion of the expenses incurred in organizing and offering the Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from the Trust at the end of the initial offering period or six months after the Initial Date of Deposit (whichever is earlier).

(3) The total sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is equal to the difference between the total sales charge and the deferred sales charge. The total sales charge is 2.90% (equivalent to 2.929% of the net amount invested). The deferred sales charge is equal to $0.19 per Unit.


                                        2

(4) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(5) This amount is reduced by any unpaid deferred sales charge payments. The redemption price and secondary market repurchase price include the estimated organization costs. These costs are set forth in the "Fee Table". The redemption price and secondary market repurchase price will not include these costs after the initial offering period or six months after the Initial Date of Deposit (whichever is earlier).

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in the Trust will bear directly or indirectly. See "Public Offering of Units" and "Expenses of the Trust." Although the Trust is a unit investment trust rather than a mutual fund and may have a term of less than the periods indicated, this information is presented to permit a comparison of fees.

                                                            Amount Per
                                                               Unit
                                                            ----------
UNITHOLDER TRANSACTION EXPENSES
 (AS A PERCENTAGE OF OFFERING PRICE)
  Initial Sales Charge (1)                         1.00%      $0.10
  Deferred Sales Charge (2)                        1.90%       0.19
                                                   ------     ------

Total Sales Charge                                 2.90%      $0.29
                                                   ======     ======

ESTIMATED ORGANIZATION EXPENSE PER UNIT             .500%     $ .050
                                                   ======     ======

ESTIMATED ANNUAL OPERATING EXPENSES
 (AS A PERCENTAGE OF NET ASSETS)
  Trustee's Fee                                     .080%     $ .008
  Portfolio Evaluation Fees                         .020%       .002
  Portfolio Surveillance Fees                       .030%       .003
  Licensing Fee                                     .200%       .020
                                                   ------     ------

   Total                                            .330%     $ .033
                                                   ======     ======


                                     EXAMPLE

                                                                          Cumulative Expenses Paid for Period of:
                                                                        -------------------------------------------
                                                                        1 Year     3 Years     5 Years     10 Years
                                                                        ------     -------     -------     --------
An investor would pay the following expenses on a $1,000 investment assuming the applicable sales charges and estimated expenses on the Trust, a 5% annual return and redemption at the end of
each time period                                                          $38         $95        $154        $316

The example utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example assumes that you roll your investment into a new trust at the termination of each series of the Trust. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

(1) The Initial Sales Charge is equal to the difference between the Total Sales Charge and the Deferred Sales Charge.

(2) The actual Deferred Sales Charge for this Trust is $0.19 per Unit, irrespective of purchase or redemption price deducted on a monthly basis commencing March 14, 2000 through July 14, 2000 (and is paid to the Sponsor on a monthly basis commencing April, 2000). If the Unit price exceeds $10.00 per Unit, the Deferred Sales Charge will be less than the percentage set forth above. If the Unit price is less than $10.00 per Unit, the Deferred Sales Charge will exceed the percentage set forth above. Units purchased subsequent to the initial deferred sales charge payment will be subject to the remaining deferred sales charge payments.

THE FUND

Value Line #1 Strategy Trust, Series 7 is an underlying unit investment trust included in Ranson Unit Investment Trusts, Series 91, which was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this Prospectus (the "Initial Date of Deposit") between Ranson & Associates, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").

Value Line #1 Strategy Trust, Series 7 consists of a portfolio of the 100 stocks ranked #1 for Timeliness(TM) by The Value Line Investment Survey as of December 31, 1999. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in the Trust and described in the portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities or contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities or cash (including a letter of credit) with instructions to purchase additional Securities. Such additional deposits will be in amounts which will maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each Security in the related Trust established by the initial deposit of Securities and, thereafter, the same percentage relationship that existed on such 90th day. Although additional Units will be issued, each Unit will continue to represent approximately the same number of shares of each Security and the percentage relationship among the shares of each Security in the Trust will remain the same. The required percentage relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the evaluation time or as close to the evaluation prices as possible.

The Trust consists of (a) the Securities listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust set forth under "Essential Information."

THE TRUST PORTFOLIO

The Trust seeks to provide capital appreciation by investing in the 100 stocks ranked #1 for Timeliness(TM) by The Value Line Investment Survey on December 31, 1999. The Value Line Investment Survey was created in 1931. The Value Line ranking system has been operating essentially in its present form since 1965.
It is backed by disciplined, objective, quantitative analytical methodologies that have proven themselves over the last 60 years. The Value Line Timeliness(TM) Rank measures potential price performance during the next six to twelve months relative to approximately 1700 stocks covered by The Value Line Investment Survey. These stocks represent 95 industries and approximately 94% of the trading volume on all United States stock exchanges.

The Value Line Timeliness(TM) Rank uses a ranking scale of 1 (Highest) to 5 (Lowest). The components of the ranking system are the long-term trend of earnings, prices, recent earnings and price momentum and earnings surprises. A computer program combines these elements into a forecast of relative price behavior of each stock for the six to twelve months ahead relative to all other stocks in the coverage universe. The Value Line Investment Survey describes its ranking system as follows:

     RANK 1 (HIGHEST): Value Line anticipates this stock to be one of the best relative price performers during the next six to twelve months (100 stocks).

     RANK 2 (ABOVE AVERAGE): Value Line anticipates better-than-average price performance (300 stocks).

     RANK 3 (AVERAGE): Value Line anticipates price performance in line with the market (900 stocks).

     RANK 4 (BELOW AVERAGE): Value Line anticipates below-average price performance (300 stocks).

     RANK 5 (LOWEST): Value Line anticipates the poorest relative price performance (100 stocks).

Value Line changes the Timeliness(TM) rank from time to time based on new earnings reports, changes in the price movement of a stock relative to the market, a combination of the earnings and price factors, or shifts in the relative positions of other stocks. The Trust portfolio will not change as a result of any change in Timeliness(TM) rank during the Trust's life. The portfolio will remain fixed until termination except as otherwise described in this prospectus and as provided in the Trust Agreement.

The Timeliness(TM) rank is the view of The Value Line Investment Survey. It is not the view of the Sponsor. The rank cannot predict future performance and does not guarantee future performance. The value of Units will fluctuate and may fall below the price you paid for your Units.

In each year since 1965, stocks ranked 1 or 2 for Timeliness(TM) as a group have outperformed stocks in groups 3, 4 and 5 combined. The table below shows the annual total return of the stocks ranked #1 for Timeliness(TM) by The Value Line Investment Survey at the beginning of each year for 1965 through December 31, 1999. The table also shows the annual total return for the stocks in the Dow Jones Industrial Average and the Standard & Poor's 500 Index for each of these years. These figures do not show the past performance of any unit investment trust and do not reflect the sales charge and expenses you will pay in connection with your Units.

                                  TOTAL RETURNS

             DOW JONES INDUSTRIAL      STANDARD & POOR'S        VALUE LINE #1
    YEAR        AVERAGE (DJIA)        500 INDEX (S&P 500)      STRATEGY RETURN
    ----     --------------------     -------------------      ---------------
    1965             10.88%                   9.06%                 33.60%
    1966            -18.94                  -13.09                   3.10
    1967             15.20                   20.09                  39.20
    1968              4.27                    7.66                  31.20
    1969            -15.19                  -11.36                 -17.70
    1970              4.82                    0.10                  -8.90
    1971              6.11                   10.79                  26.50
    1972             14.58                   15.63                  10.10
    1973            -13.20                  -17.37                 -17.10
    1974            -23.64                  -29.72                 -23.10
    1975             44.46                   31.55                  51.60
    1976             22.80                    1.15                  35.30
    1977            -12.91                  -11.50                  15.80
    1978              2.66                    1.06                  19.80
    1979             10.60                   12.31                  25.60
    1980             21.90                   29.77                  50.20
    1981             -3.61                   -9.73                  -1.90
    1982             26.85                   14.76                  33.70
    1983             25.82                   17.27                  25.20
    1984              1.29                    1.40                  -8.60
    1985             33.28                   26.33                  38.60
    1986             27.00                   14.62                  23.50
    1987              5.66                    2.03                  -1.20
    1988             16.03                   12.40                  16.00
    1989             32.09                   27.25                  28.70
    1990             -0.73                   -6.56                  -6.60
    1991             24.19                   26.31                  56.70
    1992              7.39                    4.46                  10.10
    1993             16.87                    7.06                  18.50
    1994              5.03                   -1.54                   4.60
    1995             36.67                   34.11                  31.30
    1996             28.71                   20.60                  27.00
    1997             24.78                   31.01                  25.80
    1998             16.10                   26.67                   9.30
    1999             25.22                   19.53                  23.70

The table above represents the hypothetical past performance of the Value Line #1 ranking for Timeliness(TM) group (but not the Trust) and should not be considered indicative of future results. Further, these results are hypothetical.

The table assumes that all dividends during a year are reinvested at the end of that year and do not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will perform in a similar manner over its life or over consecutive rollover periods, if available.

The hypothetical returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust portfolio. It is important to note that the returns shown above are based on the Value Line #1 ranking for Timeliness(TM) group for each of the periods involved; however, because the Trust has a term of approximately fourteen months, the portfolio of the Trust will not be adjusted each year to reflect the then current stocks ranked #1 for Timeliness(TM) by The Value Line Investment Survey. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. A Unitholder in the Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based for the following reasons among others: the total return figures do not reflect sales charges, commissions, Trust expenses or taxes; the Trust is established at different times of the year; past performance is not indicative of future results; and Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

As of December 31, 1999, the Value Line #1 Timeliness Strategy was comprised of the following industry sectors: Technology (50%), Consumer Cyclical (20%), Consumer Non-Cyclical (15%), Industrial (11%), Financial (1%), Utility (1%) and Basic Materials (2%).

Information contained in this Prospectus, as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of the Trust strategy may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of the Trust. The performance of the Trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey (the leading data base of tax-exempt assets consisting of over 4,000 portfolios with total assets of $250 billion) or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

VALUE LINE PUBLISHING, INC. LICENSING AGREEMENT

The Sponsor has entered into a license agreement with Value Line Publishing, Inc
 . (the "License Agreement"), under which the Trust (through the Sponsor) is granted licenses to use the trademark and tradenames "Value Line", "The Value Line Investment Survey", or other applicable marks solely in materials relating to the creation and issuance, marketing and promotion of such Trust and in accordance with any applicable federal and state securities law to indicate the source of the Value Line Timeliness Ranking System ("System") as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to Value Line Publishing, Inc. a quarterly fee equal to that amount described under "Expenses of the Trust." If the System ceases to be compiled or made available or the anticipated correlation between Value Line #1 Strategy Trust and the System is not maintained, the Sponsor may direct that the Trust continue to be operated using the System as it existed on the last date on which it was available.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Ranson is VLPI's licensing to Ranson of certain VLPI trademarks and trade names and the Value Line Timeliness Ranking System (the "System"), which is composed by VLPI without regard to Ranson, this Product or any investor. VLPI has no obligation to take the needs of Ranson or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash. VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY
(I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

"VALUE LINE," "THE VALUE LINE INVESTMENT SURVEY" OR OTHER APPLICABLE MARKS ARE REGISTERED TRADEMARKS OF VALUE LINE, INC. OR VALUE LINE PUBLISHING, INC. THAT ARE LICENSED TO RANSON & ASSOCIATES, INC. THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY VALUE LINE PUBLISHING, INC., VALUE LINE, INC. OR VALUE LINE SECURITIES, INC. RANSON & ASSOCIATES, INC. IS NOT AFFILIATED WITH ANY VALUE LINE COMPANY.

RISK FACTORS

Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. You should carefully consider the following principal risks before you invest. This Trust may offer a growth component to compliment a diversified investment portfolio-it should not be your only investment. The Trust is part of a long-term investment strategy. You may be able to achieve more consistent overall results if you follow the strategy over a number of years. No one can guarantee that the Trust will achieve its objective.

PRICE VOLATILITY. The Trust invests in common stocks of corporations. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. A variety of factors affect market value. These include factors such as changes in the financial condition or perceptions of a company or an industry, changes in interest rates or inflation, or changes in government policy or regulations. Stock markets have experienced increasing volatility recently. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time.

DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

YEAR 2000. If computer systems used by the Sponsor, Evaluator, Supervisor, Trustee or other service providers to the Trust do not properly process date-related information after December 31, 1999, the resulting difficulties could adversely impact the Trust. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trust are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trust. This problem may impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of the Securities.

In addition, computer failures throughout the financial services industry beginning January 1, 2000 could have a detrimental affect on the markets for the Securities. Improperly functioning trading systems may result in settlement problems and liquidity issues. Moreover, corporate and governmental data processing errors may adversely affect issuers and overall economic uncertainties. Remediation costs will affect the earnings of individual issuers. These costs could be substantial. Issuers may report these costs inconsistently in U.S. and foreign financial markets. All of these issues could adversely affect the Securities and the Trust.

TECHNOLOGY ISSUERS. The Trust includes a concentration of issuers within the technology industry. Accordingly, you should understand the characteristics of the technology industry and the risks involved before you invest. Technology companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

CONSUMER PRODUCTS COMPANIES. The Trust invests in a significant number of issuers within the consumer goods industry. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. These companies generally include companies in the consumer cyclicals and consumer non-cyclicals sectors. You should understand the risks of these companies before you invest. These companies face risks due to cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, products liability litigation, extensive competition, foreign tariffs, foreign exchange rates, transportation costs, the cost of raw materials, unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. Because the economic health of consumers greatly impacts these companies, recession or tightening of consumer credit or spending could adversely affect these issuers. Pharmaceutical companies face additional risks such as extensive governmental regulation, lengthy governmental drug review processes and substantial research and development costs. The failure to obtain government approval or successful test results for a drug could have a substantial negative impact on a company. All of these factors can have a negative impact on the value of your Units.

FEDERAL TAX STATUS

General. The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units of the Trust. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

      1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of a Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by a Trust regardless of whether such dividends are used to pay deferred sales charges.

      2. Each Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see "Unitholders-Distribution Reinvestment").

      3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stocks is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchased his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

      4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the new series of the Trust (the "New Fund") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their own tax advisers regarding the recognition of gains or losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. As a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance as discussed below). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit, he is deemed thereby to dispose of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, off-setting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any constructive sale rules.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Redemption," under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon termination of the Trust. See "Administration of the Trust-Amendment and Termination." The Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Redemption." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion of the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based on the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by a Trust.

Because the Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rollover in New Trust," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the New Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders with regard to United States Federal income tax. Unitholders may be subject to foreign, state and local taxation in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States,
(ii) a
corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust is based on the aggregate underlying value of the Securities in a Trust plus the initial sales charge described below. The initial sales charge for the Trust is equal to the difference between the maximum sales charge and the maximum deferred sales charge. The maximum sales charge is 2.90% of the Public Offering Price (equivalent to 2.929% of the net amount invested). The deferred sales charge will be collected as described in the "Fee Table". The total amount of deferred sales charge payments will be $0.19 per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. Units sold or redeemed prior to such time as the entire applicable deferred sales charge has been collected will be assessed the remaining deferred sales charge at the time of such sale or redemption. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing the Trust. These costs include the cost of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee. These costs will be deducted from the Trust as of the end of the initial offering period or after six months (whichever is earlier).

Subsequent to the Initial Date of Deposit, the initial sales charge for the Trust will vary with changes in the aggregate value of the Securities. The deferred sales charge payments for the Trust will be paid from funds in the Capital Account of the Trust, if sufficient, or from the periodic sale of Securities from the Trust. In addition, a pro rata portion of the cash, if any, in the Income and Capital Accounts of the Trust will be added to the Public Offering Price per Unit of the Trust. If Units of the Trust were purchased on the Initial Date of Deposit and held until the mandatory termination of the Trust, the total sales charge paid would be that amount set forth below.

The sales charges for the Trust will be reduced on a graduated basis as set forth in the following table:

                                      Total    Percent of
                                      Sales    Net Amount
       Amount of Purchase*            Charge    Invested
       -------------------            ------   ----------

       Less than $100,000             2.90%      2.929%
       $100,000-249,999               2.70%      2.727%
       $250,000-499,999               2.50%      2.525%
       $500,000-999,999               2.30%      2.323%
       $1,000,000 or more             2.10%      2.121%

--------------------

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

Units may be purchased in the primary or secondary market by officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms and members of their immediate family (including spouse, children and parents) without an initial sales charge. Investors may purchase Units at the Public Offering Price less the initial sales charge through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Unitholders of any Kemper Equity Portfolio Trust series and unitholders of any Ranson or EVEREN common stock unit investment trust series may utilize their redemption or termination proceeds to purchase Units of the Trust subject only to the deferred sales charge described herein.

Unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trust may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trust subject only to the deferred sales charge described herein.

For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Ranson sponsored unit investment trust in the primary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholders letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amount paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level.

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities in the Trust prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of 3:00 P.M. Central time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to 3:00 p.m. Central Time on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Redemption-Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units (25 Units for retirement plans or Uniform Gifts to Minors Act purchases).

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and other selling agents will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 2.25%. Any reduced sales charge is borne by the selling broker-dealer. The Sponsor reserves the right to change the discounts from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trust and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

At the discretion of the sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of all series of the Ranson - Value Line #1 Strategy Trust sold in the primary market during the 2000 calendar year (the "Incentive Period"), as set forth in the table below. For firms that meet the necessary volume level, volume incentives may be given on all trades involving applicable trusts originated from or by that firm during such trusts' primary offering period.

        Total dollar amount sold over
               Incentive period                Volume Incentive
        -----------------------------          ----------------

           $5,000,000 - $9,999,999                  0.05%
           $10,000,000 - $24,999,999                0.10%
           $25,000,000 or more                      0.125%

Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of the Trust as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolio." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities in the Trust.

MARKET FOR UNITS

After the initial offering period, the Sponsor may maintain a market for Units of the Trust offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the closing sale prices of the Securities. While the Sponsor may repurchase Units from time to time, it does not currently intend to maintain an active secondary market for Units. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate closing sale prices of the Securities in the Trust. Accordingly, Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market it may suspend or discontinue purchases of Units of the Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its unit investment trust office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee no later than the seventh calendar day following the day on which a tender for redemption is received (the "Redemption Date"), or if the seventh calendar day is not a business day, on the first business day prior thereto, by payment of cash equivalent to the Redemption Price for the Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust. The Trustee is empowered to sell Securities for the Trust in order to make funds available for the redemption of Units of the Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

Unitholders tendering Units for redemption may request a distribution in kind (a "Distribution In Kind") from the Trustee in lieu of cash redemption. A Unitholder may request a Distribution In Kind of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation time next following the tender, provided that the tendering Unitholder is (1) entitled to receive at least $1,000,000 of proceeds as part of his or her distribution or if he paid at least $1,000,000 to acquire the Units being tendered and (2) the Unitholder has elected to redeem at least one month prior to the Mandatory Termination Date. If the Unitholder meets these requirements, a Distribution In Kind will be made by the Trustee through the distribution of each of the Securities of the Trust in book entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder shall be entitled to receive whole shares of each of the Securities comprising the portfolio of the Trust and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. Unitholders who redeem Units prior to such time as the entire applicable deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such redemption. The Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities. The in kind redemption option may be terminated by the Sponsor at any time.

To the extent that Securities are redeemed in kind or sold, the size (and possibly the diversity) of the Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the closing sale price of the Securities in the Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the closing sale prices of the Securities and includes the sales charge) exceeded the value at which Units could have been redeemed. While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the Securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the Trust in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or system, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. Any such evaluation made during the initial offering period will be made based on the ask price of any applicable Securities. See "Public Offering of Units-Public Offering Price." During the initial offering period, the redemption price and secondary market repurchase price include estimated organizational costs.

ROLLOVER IN NEW TRUST

It is expected that a special redemption will be made of all Units of the Trust held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing that he desires to rollover his Units in the Trust no later than five business days before the Rollover Date specified in "Essential Information".

All Units of Rollover Unitholders will be redeemed on the Rollover Date, and the underlying Securities will be distributed to the Distribution Agent on behalf of such Rollover Unitholders. On the Rollover Date the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will attempt to sell the Securities as quickly as is practicable on the Rollover Date. The Sponsor does not anticipate that the selling period will be longer than one day given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order from the Securities and Exchange Commission, each terminating Trust (and the Distribution Agent on behalf of Rollover Unitholders) may sell Securities to the New Fund if those Securities continue to meet the individual Trust's strategy. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those Securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of the Trust.

The Rollover Unitholders' proceeds will be invested in the following subsequent series of the Trust (the "New Fund"), if then being offered. The proceeds of redemption will be used to buy New Fund units in the appropriate portfolio as the proceeds become available.

The Sponsor intends to create the New Fund shortly prior to the Rollover Date, dependent upon the availability and reasonably favorable prices of the Securities included in the New Fund portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Fund units. There can be no assurance, however, as to the exact timing of the creation of the New Fund or the aggregate number of units in the trust portfolio which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in the trust portfolio at any time it chooses, regardless of whether all proceeds of the Rollover have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Fund units will be distributed shortly after the Rollover Date.

Any Rollover Unitholder may then be redeemed out of the Trust and become a holder of an entirely different unit investment trust in the New Fund with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the Rollover Date. In accordance with the Rollover Unitholders' offer to purchase the New Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the New Fund in the appropriate portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be 1.90% of the Public Offering Price of the New Fund per unit).

This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolio is chosen on the basis of timeliness only for the near term, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for the New Fund and each subsequent series of the Fund, approximately fourteen months after that Series' creation.

There can be no assurance that the redemption and rollover in a new trust will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures.

It should also be noted that Rollover Unitholders may realize taxable capital gains in the Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Federal Tax Status". Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to the Rollover and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Fund or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Rollover Date would have commenced. The Sponsor may modify the terms of the New Fund or any subsequent series of the Fund. The Sponsor may also modify the terms of the Rollover in the New Fund upon notice to the Unitholders.

RETIREMENT PLANS

The Trust may be well suited for purchase by individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts can not be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption-General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the Trust's minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Dividend income received by the Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the Record and Computation Dates of each year on a pro rata basis to Unitholders of record as of the preceding Record and Computation Date. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, if the balance of the Capital Account of the Trust exceeds 1% of the net assets of the Trust, the balance of such Account will be distributed on the fifteenth day of the subsequent month to Unitholders of record on the first day of such month. Proceeds received from the disposition of any of the Securities after a Record and Computation Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account as described under "Essential Information." The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable Distribution Date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of a Trust amounts necessary to pay the expenses of a Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of the Trust without an initial sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of certain mutual funds advised by Value Line Asset Management at net asset value if such funds are registered in such Unitholder's state of residence. Since the portfolio securities and investment objectives of such mutual funds generally will differ significantly from those of the Trust, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record and Computation Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders-Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its unit investment trust division office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of the Trust are required to be audited annually, at the Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of the Trust. The accountants' report will be furnished by the Trustee to any Unitholder of the Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust a statement, covering the calendar year, setting forth for the
Trust:

A. As to the Income Account: (1) income received; (2) deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and (3) the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

B. As to the Capital Account: (1) the dates of disposition of any Securities and the net proceeds received therefrom; (2) deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and
   (3) the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

C. The following information: (1) a list of the Securities as of the last business day of such calendar year; (2) the number of Units outstanding on the last business day of such calendar year; (3) the Redemption Price based on the last evaluation made during such calendar year; and (4) the amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate the Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Trust.

No Unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of the Trust.

INVESTMENT SUPERVISION

The Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

The Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Fund" for failed securities or under "Unitholders-Distributions to Unitholders" for short term investment in U.S. Treasury obligations and as provided herein, the acquisition by the Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from the Trust for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUST

THE TRUSTEE. The Trustee is The Bank of New York, the Trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder of the Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. Ranson & Associates, Inc., the Sponsor of the Trust, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates, Inc. is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc. is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. is the successor to a series of companies, of first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

THE SUPERVISOR AND EVALUATOR. Ranson & Associates, Inc., the Sponsor, also serves as Supervisor and Evaluator. The Supervisor and Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Supervisor and Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Supervisor and Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to the Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of the Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of the Trust.
In no event shall the Trust Agreement be amended to increase the number of Units of the Trust issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that the Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in the Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of the Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities based on the value at the date of deposit of such Securities into the Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

In the event of termination of the Trust, written notice thereof will be sent by the Trustee to all Unitholders of the Trust. Within a reasonable period after termination of the Trust the Trustee will sell any Securities remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the

Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

The Sponsor will not charge the Trust any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year for any Trust. The Trustee's fee which is calculated monthly is based on the largest number of Units in the Trust outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account.
The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. For evaluation of the Securities in the Trust, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units outstanding during the calendar year for which such compensation relates. The Trustee's fees and the Evaluator's fees are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The Trust will pay a license fee to Value Line Publishing, Inc. for use of certain trademarks.

The following charges are or may be incurred by the Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; (g) expenditures incurred in contacting Unitholders upon termination of the Trust; and (h) offering costs incurred after the end of the initial offering period. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status."

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT AUDITORS

The statement of financial condition, including the Trust portfolio, of the Trust at the Initial Date of Deposit, appearing in this Prospectus and Registration Statement has been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS


UNITHOLDERS
RANSON UNIT INVESTMENT TRUST, SERIES 91

We have audited the accompanying statement of financial condition, including the Trust portfolio, of Ranson Unit Investment Trusts, Series 91, as of the opening of business on January 13, 2000, the Initial Date of Deposit. The statement of financial condition is the responsibility of the Sponsor. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation of cash, a letter of credit deposited, or the purchase of Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 91 as of January 13, 2000, in conformity with generally accepted accounting principles.



                             ALLEN, GIBBS & HOULIK, L.C.


Wichita, Kansas
January 13, 2000

RANSON UNIT INVESTMENT TRUSTS, SERIES 91

STATEMENT OF FINANCIAL CONDITION
AT THE OPENING OF BUSINESS ON JANUARY 13, 2000, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY

Contracts to purchase Securities (1) (2)                               $396,634
                                                                       --------

  Total                                                                $396,634
                                                                       ========

Number of Units                                                          40,064
                                                                       ========


LIABILITIES AND INTEREST OF UNITHOLDERS

Liabilities-
  Organizational costs (3)                                             $  2,003
  Deferred sales charge liability (5)                                     7,612
                                                                       --------
                                                                          9,615
                                                                       --------
Interest of Unitholders-
  Cost to investors (4)                                                 400,640
  Less: Gross underwriting commission and organizational costs (4)       13,621
                                                                       --------

  Net interest to Unitholders (1) (2) (4)                               387,019
                                                                       --------

  Total                                                                $396,634
                                                                       ========

--------------------

(1) Aggregate cost of the Securities is based on the closing sale price evaluations as determined by the Trustee.

(2) Cash or an irrevocable letter of credit issued by Intrust Bank, N.A., Wichita, Kansas has been deposited with the Trustee covering the funds (aggregating $397,299) necessary for the purchase of the Securities in the Trust represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period or six months after the Initial Date of Deposit (if earlier) to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

(5) The total sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is equal to the difference between the total sales charge and the deferred sales charge. The total sales charge is 2.90% (equivalent to 2.929% of the net amount invested). The deferred sales charge is equal to $0.19 per Unit.

RANSON UNIT INVESTMENT TRUSTS, SERIES 91
VALUE LINE #1 STRATEGY TRUST, SERIES 7 (JANUARY 2000 SERIES)

PORTFOLIO AS OF JANUARY 13, 2000

                                                                                                   Aggregate
              Name of Issuer                                             Number                     Costs of
          of Securities Deposited                Industry                  of       Price per      Securities
Symbol     or Contracted For (1)                   Group                 Shares     Share ($)     to Trust ($)(2)
------   ------------------------                --------                ------     ---------     ---------------
ADCT     ADC Telecommunications Inc.           Technology                   57       69.25000        3,947
ADBE     Adobe Systems Inc.                    Technology                   64       62.31250        3,988
ADTN     Adtran Inc.                           Technology                   70       56.75000        3,973
ALTR     Altera Corp.                          Technology                   73       54.68750        3,992
AOL      America Online Inc.                   Technology                   66       60.00000        3,960
AEOS     American Eagle Outfitters             Consumer, Cyclical          103       39.93750        4,114
APCC     American Power Conversion             Industrial                  171       23.37500        3,997
AMGN     Amgen Inc.                            Technology                   62       63.56250        3,941
ADI      Analog Devices                        Industrial                   42       93.50000        3,927
AMAT     Applied Materials Inc.                Technology                   32      127.06250        4,066
ABFS     Arkansas Best Corp.                   Industrial                  321       13.18750        4,233
AZR      Aztar Corp.                           Consumer, Cyclical          400       10.06250        4,025
BCE      BCE Inc.                              Technology                   47       84.50000        3,972
BJ       Bj's Wholesale Club Inc.              Consumer, Cyclical          108       36.87500        3,983
BMCS     BMC Software Inc.                     Technology                   84       47.68750        4,006
CDWC     CDW Computer Centers Inc.             Consumer, Cyclical           65       61.40625        3,991
CD       Cendant Corporation                   Consumer, Non-cyclical      176       23.00000        4,048
CSCO     Cisco Systems Inc.                    Technology                   37      103.81250        3,841
CTV      Commscope Inc.                        Technology                   99       40.93750        4,053
CA       Computer Associates                   Technology                   59       68.56250        4,045
CPWR     Compuware Corp.                       Technology                  153       26.12500        3,997
CPO      Corn Products International Inc.      Consumer, Non-cyclical      135       29.43750        3,974
GLW      Corning Inc.                          Industrial                   38      103.75000        3,943
CSGS     CSG Systems International             Technology                  101       39.31250        3,971
CTS      CTS Corp.                             Industrial                   57       69.87500        3,983
CY       Cypress Semiconductor Corp.           Technology                  115       35.75000        4,111
CYTC     Cytyc Corp.                           Consumer, Non-cyclical       60       65.62500        3,938
DSCP     Datascope Corp.                       Consumer, Non-cyclical      102       38.93750        3,972
ERTS     Electronic Arts Inc.                  Technology                   44       90.00000        3,960
EMC      EMC Corp-Mass                         Technology                   36      110.18750        3,967
ETH      Ethan Allen Interiors Inc.            Consumer, Cyclical          153       26.00000        3,978
GTW      Gateway Inc.                          Technology                   67       58.50000        3,920
GMST     Gemstar International Group Ltd.      Consumer, Cyclical           56       71.87500        4,025
HDL      Handleman Co.                         Consumer, Cyclical          380       10.12500        3,848
HLIT     Harmonic Inc.                         Technology                   48       81.75000        3,924
HET      Harrah's Entertainment Inc.           Consumer, Cyclical          177       22.43750        3,971


                                       32

RANSON UNIT INVESTMENT TRUSTS, SERIES 91
VALUE LINE #1 STRATEGY TRUST, SERIES 7 (JANUARY 2000 SERIES)-CONTINUED


                                                                                                   Aggregate
              Name of Issuer                                             Number                     Costs of
          of Securities Deposited                Industry                  of       Price per      Securities
Symbol     or Contracted For (1)                   Group                 Shares     Share ($)     to Trust ($)(2)
------   ------------------------                --------                ------     ---------     ---------------
IDPH     Idec Pharmaceuticals Corp.            Technology                   37      105.62500        3,908
IMNX     Immunex Corp.                         Technology                   38      103.00000        3,914
IDTI     Integrated Device Technology Inc.     Industrial                  126       31.96875        4,028
IHF      International Home Foods Inc.         Consumer, Non-cyclical      247       16.18750        3,998
INTU     Intuit Inc.                           Technology                   55       71.12500        3,912
IVX      Ivax Corp.                            Consumer, Non-cyclical1      53       26.25000        4,016
JBL      Jabil Circuit Inc.                    Industrial                   61       65.87500        4,018
JDSU     JDS Uniphase Corp.                    Technology                   21      180.68750        3,794
JMED     Jones Pharma Inc.                     Consumer, Non-cyclical       81       49.62500        4,020
KCP      Kenneth Cole Productions Inc.         Consumer, Cyclical           93       42.75000        3,976
KRON     Kronos Inc.                           Technology                   63       63.37500        3,993
LLTC     Linear Technology Corp.               Industrial                   47       83.75000        3,936
LCOS     Lycos Inc.                            Technology                   55       69.93750        3,847
MACR     Macromedia Inc.                       Technology                   52       75.93750        3,949
MEDI     Medimmune Inc.                        Consumer, Non-cyclical       28      143.43750        4,016
MTG      MGIC Investment Corp.                 Financial                    76       52.56250        3,995
MIKE     Michaels Stores Inc.                  Consumer, Cyclical          125       31.87500        3,984
MCHP     Microchip Technology Inc.             Industrial                   59       67.31250        3,971
MCRS     Micros Systems Inc.                   Technology                   68       58.62500        3,987
MNMD     Minimed Inc.                          Consumer, Non-cyclical       52       76.75000        3,991
MLI      Mueller Industries Inc.               Industrial                  116       34.00000        3,944
NSM      National Semiconductor Corp.          Technology                   82       48.56250        3,982
NTAP     Network Appliance Inc.                Technology                   45       87.12500        3,921
NOK      Nokia OYJ                             Technology                   23      170.62500        3,924
NT       Nortel Networks Corporation           Technology                   42       94.00000        3,948
NVLS     Novellus Systems Inc.                 Technology                   28      141.31250        3,957
ORCL     Oracle Corporation                    Technology                   37      105.62500        3,908
PETC     Petco Animal Supplies Inc.            Consumer, Cyclical          293       13.62500        3,992
PMCS     PMC - Sierra Inc.                     Technology                   26      149.50000        3,887
POP      Pope & Talbot Inc.                    Basic Materials             240       16.56250        3,975
QCOM     Qualcomm Inc.                         Technology                   28      138.25000        3,871
RNWK     RealNetworks Inc.                     Technology                   31      126.25000        3,914
RMD      Resmed Inc.                           Consumer, Non-cyclica       l97       40.87500        3,965
SANM     Sanmina Corp.                         Industrial                   41       94.25000        3,864
SFA      Scientific-Atlanta Inc.               Technology                   70       56.37500        3,946
SRM      Sensormatic Electronics Corp.         Industrial                  245       16.37500        4,012
SEBL     Siebel Systems Inc.                   Technology                   51       77.00000        3,927


                                       33

RANSON UNIT INVESTMENT TRUSTS, SERIES 91
VALUE LINE #1 STRATEGY TRUST, SERIES 7 (JANUARY 2000 SERIES)-CONTINUED


                                                                                                   Aggregate
              Name of Issuer                                             Number                     Costs of
          of Securities Deposited                Industry                  of       Price per      Securities
Symbol     or Contracted For (1)                   Group                 Shares     Share ($)     to Trust ($)(2)
------   ------------------------                --------                ------     ---------     ---------------
SLR      Solectron Corp.                       Industrial                   46       83.87500        3,858
SPGLA    Spiegel Inc.                          Consumer, Cyclical          533        7.53125        4,014
STN      Station Casinos Inc.                  Consumer, Cyclical          222       18.00000        3,996
STTX     Steel Technologies Inc.               Basic Materials             303       13.18750        3,996
SUNW     Sun Microsystems Inc.                 Technology                   53       74.37500        3,942
SYBS     Sybase Inc.                           Technology                  235       17.00000        3,995
SYMC     Symantec Corp.                        Technology                   76       53.37500        4,057
TAN      Tandy Corp.                           Consumer, Cyclical           87       45.56250        3,964
TECH     Techne Corp.                          Consumer, Non-cyclical       64       62.37500        3,992
TDS      Telephone & Data Systems Inc.         Utilities                    37      107.00000        3,959
TLAB     Tellabs Inc.                          Technology                   57       68.43750        3,901
TER      Teradyne Inc.                         Industrial                   65       61.06250        3,969
TXN      Texas Instruments Inc.                Technology                   39      101.00000        3,939
TIF      Tiffany & Co.                         Consumer, Cyclical           46       85.75000        3,945
TBL      Timberland Company                    Consumer, Cyclical           88       44.93750        3,955
TTN      Titan Corp.                           Technology                  108       36.37500        3,929
TOPP     Topps Company (The)                   Consumer, Cyclical          460        8.68750        3,996
TRB      Tribune Co.                           Consumer, Cyclical           78       51.25000        3,998
USM      US Cellular Corp.                     Technology                   43       93.00000        3,999
VSH      Vishay Intertechnology Inc.           Industrial                  119       33.50000        3,987
VISX     Visx Inc.                             Consumer, Non-cyclical       80       49.87500        3,990
VTSS     Vitesse Semiconductor Corp.           Industrial                   82       48.06250        3,941
OATS     Wild Oats Markets Inc.                Consumer, Non-cyclical      215       18.75000        4,031
WSM      Williams-Sonoma Inc.                  Consumer, Cyclical          118       33.75000        3,983
WPPGY    WPP Group Plc                         Consumer, Cyclical           50       79.87500        3,994
XLNX     Xilinx Inc.                           Technology                   90       43.93750        3,954
YHOO     Yahoo Inc.                            Technology                   10      357.56250        3,576
                                                                                                  --------
                                                                                                  $396,634
                                                                                                  ========

NOTES TO PORTFOLIO

(1) All or a portion of the Securities may have been deposited in the Trust.
    Any undelivered Securities are represented by "regular way" contracts for the performance of which cash has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on January 12, 2000 and all have an expected settlement date of January 18, 2000 (see "The Fund").

                                       34

(2) The market value of each Security is based on the closing sale price on a national securities exchange if the Security is listed thereon or, if not so listed, then on the over-the-counter market, in each case, on the day prior to the Initial Date of Deposit. As of the Initial Date of Deposit other information regarding the Securities in the Trust is as follows:

              Cost to            Profit (loss)
              Sponsor              to Sponsor
              --------           -------------
              $397,299               $(665)

CONTENTS                                           PAGE
                                                   ----
Essential Information                                2
Fee Table                                            4
The Fund                                             5
The Trust Portfolio                                  6
Value Line Publishing Inc. Licensing Agreement       8
Risk Factors                                         9
Federal Tax Status                                  11
Public Offering of Units                            15
Market for Units                                    18
Redemption                                          18
Rollover in New Trust                               20
Retirement Plans                                    22
Unitholders                                         22
Investment Supervision                              25
Administration of the Trust                         25
Expenses of the Trust                               28
Legal Opinions                                      29
Independent Auditors                                29
Report of Independent Auditors                      30
Statement of Financial Condition                    31
Portfolio                                           32
Notes to Portfolio                                  34

                              --------------------

When Units of the Trust are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for a future Trust, you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of a future Trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

Ranson & Associates, Inc.
250 N. Rock Road, Suite 150
Wichita, KS  67206-2241

----------------

     RANSON

      UNIT

   INVESTMENT

     TRUSTS

----------------






                                  VALUE LINE #1


                                 STRATEGY TRUST





                                     [LOGO]





                                    SERIES 7






                           PROSPECTUS JANUARY 13, 2000

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The Signatures
     The following exhibits.

1.1.   Trust Agreement.

1.1.1. Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered.

4.1.   Consent of Independent Auditors.

                                   SIGNATURES

     The Registrant, Ranson Unit Investment Trusts, Series 91 hereby identifies Ranson Unit Investment Trusts, Series 53, EVEREN Unit Investment Trusts, Series 39, Kemper Defined Funds, Series 45 and Kemper Equity Portfolio Trusts, Series 1 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 91 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 13th day of January 2000.


                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 91,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:   /s/     ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 13, 2000 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.


     SIGNATURE                     TITLE
----------------------      -----------------------


/s/ DOUGLAS K. ROGERS       Executive Vice           )
----------------------       President and Director  )
 Douglas K. Rogers


/s/ ALEX R. MEITZNER        Chairman of the Board    )
----------------------       of Directors            )
 Alex R. Meitzner


/s/ ROBIN K. PINKERTON      President, Secretary,    )
----------------------       Treasurer and Director  ) /s/ ALEX R. MEITZNER
 Robin K. Pinkerton                                    -----------------------
                                                           Alex R. Meitzner

-------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                      S-2